FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September
HSBC Holdings plc
42nd Floor, 8 Canada Square, London E14 5HQ, England
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes  No X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

15 September 2017

Notification of Transactions of Persons Discharging Managerial Responsibilities ("PDMRs")

The following disposals of ordinary shares of US$0.50 (the "Shares") took place on the dates indicated.

Director

Name	Date	Price per Share	Shares sold
Stuart Gulliver	13 September 2017	£7.3176	138,143

Other PDMRs

Name	Date	Price per Share	Shares sold
Samir Assaf	13 September 2017	£7.3176	59,738
	14 September 2017	£7.2693	57,013
Antonio Simoes	13 September 2017	£7.3176	24,220
	14 September 2017	£7.2693	27,490
Peter Wong	13 September 2017	£7.3176	59,336
	14 September 2017	£7.2693	72,871

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Stuart Gulliver

2 - Reason for the notification

Position/status	Group Chief Executive

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.32	138,143	£1,010,875.22
	Aggregated	£7.318	138,143	£1,010,875.22

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Samir Assaf

2 - Reason for the notification

Position/status	Chief Executive, Global Banking and Markets

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.32	59,738	£437,138.79
	Aggregated	£7.318	59,738	£437,138.79

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.27	57,013	£414,444.60
	Aggregated	£7.269	57,013	£414,444.60

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Antonio Simoes

2 - Reason for the notification

Position/status	Chief Executive, HSBC Bank plc

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.32	24,220	£177,232.27
	Aggregated	£7.318	24,220	£177,232.27

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.27	27,490	£199,833.06
	Aggregated	£7.269	27,490	£199,833.06

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person	Peter Wong

2 - Reason for the notification

Position/status	Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment	Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity	HSBC Holdings plc

Legal Entity Identifier code	MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)
Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-13	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.32	59,336	£434,197.11
	Aggregated	£7.318	59,336	£434,197.11

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017-09-14	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)	GBP - British Pound
Nature of Transaction: Disposal		Price	Volume	Total
		£7.27	72,871	£529,721.16
	Aggregated	£7.269	72,871	£529,721.16

For any queries related to this notification, please contact:
JJ Williams
Shareholder Services
020 3268 3568

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 15 September 2017